Contact

www.linkedin.com/in/davidbillstrom (LinkedIn)
www.facebook.com/FlashingRedLight/ (Other)
www.flashingredlight.com (Company)
flashingredlight.com/category/frl-blog/ (Blog)

Publications

Comparing Modula-2

Resilient Radio Communication Systems for Wide Area Operations

CCLISP on the iPSC Concurrent Computer

The Present and Future of Public Safety Communications (U.S. Senate)

Supply Chain Resiliency in the U.S. House of Representatives July 2, 2020

David Billstrom

Curious Entrepreneur, Investor, Coach
Black Mountain, North Carolina, United States

Summary

I am helping lead the leaders at Kitsbow Cycling Apparel to the next level, one of the very few brands making apparel in America, developing an awesome manufacturing team, and constantly driving improvement in our direct-to-consumer retail experience with our merchandising team. I believe great marketing is fueled by curiosity about people.

Our team is changing the way apparel is made in the U.S., and we're also part of the local community here in Old Fort, NC where we have the privilege of living and working. There is a deep history here of manufacturing, and an emerging culture of embracing the natural resources all around us.

I have spent decades helping business leaders lead, and it is my personal privilege to help the Kitsbow leaders lead. These leaders pivoted Kitsbow in 4 days, made 143,000+ face masks and 100,000+ face shields during the Pandemic. Strong work.

I also lead a parallel life in emergency services and adventuring in the outdoors. I love to serve my community as a firefighter/EMT, and explore the outdoors with my wife and friends. I consider myself to be a very lucky human.

My Blog: http://flashingredlight.com/category/frl-blog/

Experience

Kitsbow Apparel, benefit corporation

10 years

CEO
January 2022 - Present (11 months)
Old Fort, North Carolina, United States

I am guiding the employee leaders at Kitsbow through the continued growth of the brand, the innovation of the one-piece-flow manufacturing in Old Fort, NC, and fulfilling the promise of a benefit corporation.

CEO, Kitsbow LLC
January 2018 - December 2021 (4 years)
Petaluma, California

Board Member
2012 - 2021 (9 years)

Col du Granon Press
Author, Own Your Brand
2018 - Present (4 years)

In this book I explain how to use the popular LinkedIn service to present yourself and your abilities to a worldwide audience of 467 million people, following a proven step-by-step method.

The book guides you through a process that uncovers your abilities and capabilities, and helps you define yourself through specific techniques and numerous examples, just as dozens of my clients have done in the past many years.

Flashing Red Light
Executive Coach for Entrepreneurs
1999 - Present (23 years)

My coaching practice taps 35+ years of work primarily in technology, but also includes retail, apparel, consulting practices, and manufacturing. I've served for decades in all three roles: founder, corporate executive, and investor. I am candid and direct with my clients, so that they can nail their objectives.

Most of my clients are entrepreneurs, and some are corporate executives in publicly-traded companies. They range in age from 30 to 72. I first joined a board of directors 20 years ago, and learned that I love helping business leaders learn to lead.

North Carolina Outdoor Recreation Coalition
Board Member
2021 - Present (1 year)

Swannanoa Fire & Rescue

Sr Firefighter / Engineer / EMT
2010 - Present (12 years)
Asheville, North Carolina Area

SVFD provides structure fire protection, wildland fire supression, rescue, search and rescue, dive rescue, and EMS response to the citizens of Buncombe County Fire District 6 near Asheville. I hold multiple certifications, including Firefighter II and National Registry EMT. I work part-time on 24-hour shifts.

I enjoy the variety of challenges we face each shift, and also the rigor and structure of a protocol-driven profession. It also keeps me on my toes, as I work alongside professionals that are often 30 years my junior. I teach a variety of subjects, including CPR/AED. Above all, I take pride in being of service to my community.

Scope 5

Board Member
2011 - Present (11 years)

Scope 5 helps private and public-sector organizations extract value from their environmental and energy data. Organizations typically start with spreadsheets to support their sustainability reports, and upgrade to the Scope 5 service in pursuit of additional value.

I am an outside board member, and also assist the CEO/Founder on strategy and tactics.

Seabourne

Board Member
2010 - 2020 (10 years)
Washington D.C. and Portland, Oregon

Seabourne is advancing the state of the art for data integration, consolidation and visualization tools.

I joined at the very beginning, and continue to provide counsel and guidance to a team that includes colleagues I've worked with for decades. It is deeply satisfying to be involved with software development again.

Velo Girl Rides

Coach and Guide
2012 - 2018 (6 years)
Asheville, North Carolina Area

Beautiful cycling experiences: scheduled and custom bicycle tours, based in Asheville, North Carolina.

My passion for teaching was combined with my curiosity about people and their stories, as I worked with new riders, returning riders, and experienced riders to improve their skills and gain confidence. I also loved cycling through some of the most beautiful and stunning countryside in the world.

National Interop
Chairman and Co-Founder
2005 - 2013 (8 years)
Portland, Oregon Area

National Interop was a systems integrator for 9-1-1 communication systems used by public safety utilizing network IP-based technologies (public and private networks). Projects included completely transportable/rugged 9-1-1 dispatch systems, mobile command posts, and the largest geographic emergency dispatch system in the U.S. (100 towers across 14 states for helicopter ambulance dispatch).

While this experience was rewarding, and close to one of my passions, it also was a painful reminder that no one can compete for long against a company as large and as capable as Motorola.

Brightworks Northwest
Member, Board of Advisors
2006 - 2009 (3 years)

Brightworks helps organizations succeed by aligning their efforts with basic principles of ecological sustainability.   Among their activities, they offer best-of-class LEED program managment services.

San Juan Island Fire District #3
Firefighter II, Wildland Firefighter 1, COM-L
2006 - 2009 (3 years)
Greater Seattle Area

San Juan Fire provides structure fire protection, wildland fire supression, rescue, and operates a fire boat for the community of San Juan Islands, as well as surrounding smaller islands. I served as a structural Firefighter II and Wildland Firefighter 1, as well as fireboat operator.

Combining my love of the islands where I vacationed for decades and eventually lived, with my passion for emergency services, was a dream come true. When your captain (or two) has a PhD from another life and your fire engine has an Orca whale on the door, you know you live in a unique community. Fantastic experience.

Coffee Equipment Company
Board Member
2005 - 2008 (3 years)
Greater Seattle Area

CEC invented the iconic Clover coffee machine, used in retail to brew delicious coffee similar to a french press, but with more precision and great flexibility in volume. The company was acquired by Starbucks, part of the revolution of the "third wave of coffee" which is still now unfolding.

I worked with the founders to travel their journey from pre-revenue to acquisition, along the way pivoting to a new market, building sales and distribution, and recruiting a great team. This tapped all of my startup skills, and was rewarding because I craved the product (good coffee) and could describe the business to anyone (not always possible with technology startups).

Mountain Wave Search and Rescue
President and Co-Founder
1993 - 2008 (15 years)
Portland, Oregon Area

Volunteer rescue work in the field, as well as incident management on Mt Hood and throughout the region, with a focus on providing technology solutions in the wilderness environment.

Never underestimate what a small group of technology nerds who love the outdoors can do during an emergency: repeaters above the snowline, airborne search, and cell phone tracking.

CoMotion Venture Capital
Managing General Partner
1999 - 2007 (8 years)
Pacific Northwest

A $38M boutique venture fund with offices in Seattle, WA and Portland, OR. Portfolio focused on technology companies in the Pacific Northwest and

California. I co-founded the firm with a long-time entrepreneur and business partner Will Neuhauser, and then worked with Friedman Billings Ramsey founder Manny Friedman to raise the fund.

We invested in 11 companies, primarily in Portland and Seattle, both leading and following with other venture firms. We also helped portfolio companies raise their subsequent rounds, recruit key talent and board members, and position for acquisition. We tried to stay true to our roots, as an entrepreneur-friendly venture firm.

I will forever hold the point of view of an investor when I look at a company; it was an invaluable learning experience in one of the most difficult environments for venture capital since the financing of the Mayflower.

Various
Board Member
2000 - 2006 (6 years)
Pacific Northwest and California

I served as member of the board of directors of various startups, often at the same time:

RealTime Performance (2005-2007, Seattle WA) employee assessment and management development.

Vendaria (2001-2004, Seattle WA) image creation for online retail (now Venda).

CenterSpan Communications (2000-2004, Beaverton OR) peer-to-peer music sharing (NASDQ: CSCC).

RadioCentral (2001-2003, San Francisco CA) music programming for online music streaming.

Thinkshare (2000-2005, Portland OR) mobile device software development platform.

Measurecast (2000-2003, Portland OR) audience measurement of online music streaming (now Nielsen).

ImproveMyBusiness (2000-2001, Seattle WA) small business marketplace.

Southern Planet (1999-2001, Santiago, Chile) Internet portal and services.

WeSync (1998-2000, Portland OR) Calendar and contact syncing for the Palm Pilot (acquired by Palm).

The Walt Disney Company
Vice President, Content Management
1999 - 2000 (1 year)
Greater Seattle Area

Disney acquired Infoseek, Starwave, and Quando to combine these into the Go.com internet portal, leveraging the Infoseek search engine, the Starwave online content such as ESPN.com and ABCNEWS.com, as well as utilizing Quando's event calendar and product shopping search engines.

I helped the Quando staff integrate with the Disney culture; and oversaw the content creation for those online services 24x7 for the first year. It was fascinating to combine the large corporate environment with the 30-person startup culture.

Quando
Chairman, CEO & Co-founder
1996 - 1999 (3 years)
Portland, Oregon Area

Quando provided search results for shopping (one of the first companies to do this) and events in venues across the U.S. (the only company to do this). This powered AOL's local service, and was set to drive shopping online when acquired by Disney/Infoseek.

I found tenacity in leading this business, as well as confidence that I tap today, from surviving this trial-by-fire startup in the dot-com era.

Media Mosaic
Chairman, CEO & Co-founder
1993 - 1996 (3 years)
Portland, Oregon Area

Perhaps the last of the startups to enter the CD-ROM market, Media Mosaic focused on how-to titles with animation and video, utilizing brand partners such as LL Bean for flyfishing.

I learned the fundamental importance of deeply understanding the publishing business model at both a high level, and in the tactics. The company failed because of our ignorance of this key insight. We built a great team, and eventually made a pivot to custom search and re-launch as Quando.

Intel
Marketing Manager, International Marketing Manager
1986 - 1993 (7 years)

I was recruited to Intel during a hiring freeze to help launch the first parallel supercomputer, in competition with the established Cray and upstarts Alliant and Convex. The division attracted the best and most tenacious engineers, software developers and marketing people suitable for selling into the best universities, largest national labs, and best-funded corporate R&D labs in the world.

We succeeded through 3 technology generations in 7 short years, and eventually upset the status quo and our rivals. I worked alongside and learned from top talent, and enjoyed the opportunity to specify product requirements, train salespeople, run product introductions, serve as a spokesperson, write articles and papers, and above all, to participate directly in sales of systems. Eventually I ran marketing operations in Europe and Japan for our division.

I learned that I love marketing and selling complex products, and nearly impossible challenges. Today, parallel computing is a fundamental tenet of computer architecture. It wasn't in 1986.

Oregon Software
Software Manager
1983 - 1985 (2 years)

One of a handful of software compiler companies, Oregon Software was a leader in software tools for the Pascal programming language focused on the DEC PDP-11 minicomputers of the era, but also was an early third party software provider to the emerging UNIX workstation market.

Initially trusted with helping port the compiler to numerous variants of UNIX, I eventually helped wrangle some of the smartest and capable engineers I've ever known as they created new software and supported their past work. I also received my first real exposure to business development, with negotiations at Apple and the emerging laser printer market.

Education

Reed College

Bellarmine College Prep